================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -----------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                            FOR THE MONTH OF MAY 2006


                         Commission File Number 1-15114


               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)


                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)


1.  Notice of Meeting and Record Date

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 7, 2006


ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    -----------------------------------------
    Joseph P. Giuffre
    Director and Corporate Secretary

May 29, 2006


British Columbia Securities Commission                          Alberta Securities Commission
Saskatchewan Securities Commission                              Manitoba Securities Commission
Ontario Securities Commission                                   Commission des Valeurs Mobillieres du Quebec
Office of the Administrator of Securities -- New Brunswick      Nova Scotia Securities Commission
Registrar of Securities -- Northwest Territories                Registrar of Securities, Yukon Territory
Registrar of Deed, Companies and Securities, Newfoundland       Director of Corporations, Prince Edward Island
Nunavut Legal Registries
The Toronto Stock Exchange



Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. -- PROFILE #10468 ANNUAL MEETING OF SHAREHOLDERS

On behalf of our principal, Anthony Clark International Insurance Brokers Ltd., we wish to confirm the following dates regarding their Annual Meeting of
Shareholders:


DATE OF MEETING:                August 3, 2006
RECORD DATE:                    June 22, 2006
MATERIAL MAILING DATE:          July 5, 2006

APPLICABLE SECURITIES:          ISIN NO.

Common Shares                   CA18145N1078



Yours truly,


CIBC MELLON TRUST COMPANY

"signed"

Irma Sailer Rucci
Manager, Client Relations
(403) 232-2423
irma_rucci@cibcmellon.com